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                                                                    Exhibit 23.3
[LETTERHEAD OF THE HANOVER COMPANIES APPEARS HERE]


October 22, 1996

Mr. Gregory J. Liptak
President
Jones International Networks, Ltd.
9697 East Mineral Avenue
Englewood, Colorado 80112

Dear Mr. Liptak:

     I am writing to inform you of my consent to be nominated as a member of the Board of Directors of Jones International Networks, Ltd., (the "Company") and to be named as a proposed director in the Company's Form S-1 Registration Statement in connection with the Company's proposed initial public offering. It is my understanding that I will be elected as a Director of the Company concurrent with the consummation of the Company's initial public offering.

Very truly yours,

/s/ Gary Edens

Gary Edens
President

gde/lh